UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                           PARAGON TRADE BRANDS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    69912K206
                                 (CUSIP Number)

                                DAVID C. MARIANO
                        WELLSPRING CAPITAL MANAGEMENT LLC
                           620 FIFTH AVENUE, SUITE 216
                             NEW YORK, NY 10020-1579
                                 (212) 332-7555
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JUDITH R. THOYER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                                DECEMBER 3, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 10 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Wellspring Capital Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     11,516,405
             EACH               ------------------------------------------------
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,516,405
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,516,405
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         96%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         PTB Acquisition Company, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     11,516,405
             EACH               ------------------------------------------------
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,516,405
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,516,405
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         96%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Wellspring Capital Management, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     11,516,404
             EACH               ------------------------------------------------
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,516,405
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,516,405
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         96%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00; IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Greg S. Feldman (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
           NUMBER OF                    none
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     11,516,405
             EACH               ------------------------------------------------
           REPORTING            9       SOLE DISPOSITIVE POWER
            PERSON                      none
             WITH               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,516,405
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,516,405
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         96%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

                  The undersigned hereby amend the statement on Schedule 13D,

dated February 7, 2000, (the "Statement"), filed by the undersigned relating to the common stock, par value $.01 (the "Common Stock"), of Paragon Trade Brands,

Inc., a Delaware corporation ("Paragon"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the

Statement.


Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

                  Item 4 of the Statement is hereby amended and restated in its entirety as follows:

                  Under the terms of the Stock Purchase Agreement, PTBA had

committed to purchase up to an aggregate of 11,712,635 shares of Common Stock

(less the 196,230 shares of Common Stock subscribed for pursuant to a now completed rights offering made to certain Paragon stockholders), although PTBA retained the right to assign its right to purchase any or all of such shares to one or more assignees. Pursuant to that right, PTBA assigned the right to purchase 2,401,953 shares of Common Stock to Ontario Teachers' Pension Plan

Board ("Ontario") and 2,401,953 shares of Common Stock to Co-Investment

Partners, L.P. ("CIP").

                  Pursuant to a Shareholders' Agreement, dated January 28, 2000

(the "Shareholders' Agreement"), among Paragon, PTBA, CIP and Ontario, each of

CIP and Ontario has granted PTBA an irrevocable proxy to vote (or grant written consent in lieu of voting) the shares owned by them on all matters other than a proposal to amend or eliminate Article 5 of Paragon's Amended and Restated

Certificate of Incorporation. In addition, under the terms of the Shareholders'

Agreement, PTBA has the right to cause each of CIP and Ontario to sell their shares of Common Stock to a third party pro rata with the sale by PTBA of its shares to such third party if (i) at the time of such sale PTBA owns more than

50% of the outstanding shares of Common Stock, and (ii) PTBA proposes to sell more than 50% of its shares to such third party as part of such transaction.

PTBA acquired its shares of Paragon Common Stock in January 2000 for investment purposes.

                  On December 3, 2001, PTBA, together with Ontario and CIP,

entered into a Stock Purchase Agreement and Plan of Merger, dated as of December

3, 2001 (the "Sale Agreement"), by and among Tyco Healthcare Retail Group, Inc.

("Tyco Heathcare"), Tyco Healthcare Acquisition Corp. ("Acquisition"), Paragon,

PTBA, CIP, Ontario and Citicorp North America, Inc. ("Citicorp"). Pursuant to

the Sale Agreement, PTBA, CIP, Ontario and Citicorp have agreed to sell all of the shares of Paragon Common Stock that they hold to Acquisition, a wholly-owned subsidiary of Tyco Healthcare, for a cash price per share of $43.50 (the sale by

PTBA, CIP, Ontario and Citicorp of their shares of Paragon Common Stock to

Acquisition pursuant to the Sale Agreement is referred to as the "Stock Sale").

In addition the Sale Agreement contemplates that following the closing of the

Stock Sale, Tyco Healthcare will cause Acquisition to merge (the "Merger") with and into Paragon pursuant to Section 253 of the Delaware General Corporation Law

(the "DGCL") and as a result thereof each remaining outstanding share of Paragon common stock (other than shares held by Acquisition or its affiliates and shares held by holders who properly perfect appraisal rights under Section 262 of the

DGCL) will be converted into the right to receive $43.50 per share in cash. As a result of the Stock Sale, the undersigned will no longer hold any shares of

Paragon Common Stock and Paragon will become a majority owned subsidiary of

Acquisiton. As a result of the Merger, Paragon will become a wholly-owned subsidiary of Tyco Healthcare. The completion of the Stock Sale and the Merger are subject to the satisfaction of a number of conditions, including customary regulatory review. A copy of the Sale Agreement is filed as Exhibit 6 hereto and incorporated by reference herein.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE COMMON
                  STOCK OF THE ISSUER.
                  ---------------------------------

                  The disclosure contained in Item 6 is hereby amended by adding the following additional disclosure:

                  Pursuant to the terms of the Sale Agreement, the Shareholders'

Agreement and the Registration Rights Agreement will terminate effective upon the closing of the Stock Sale. In addition, the parties to the Sale Agreement who are also parties to the Shareholders' Agreement and the Registration Rights

Agreement, have agreed to waive any rights that they may have under the

Shareholders' Agreement
or the Registration Rights agreement in connection with the transactions contemplated by the Sale Agreement.

                  In addition, pursuant to the Sale Agreement, PTBA, CIB,

Ontario and Citicorp have each agreed that until the earlier of the closing of the Stock Sale or the termination of the Sale Agreement, they will vote their shares at any Paragon stockholder meeting against any action that (i) would cause Paragon to breach any of its representations, warranties, covenants or agreements under the Sale Agreement, (ii) would result in any conditions to

Paragon's obligations under the Sale Agreement not being satisfied, or (iii) is intended, or would reasonable be expected, to impede, interfere, delay discourage or adversely affect the Sale Agreement or the transactions contemplated by the Sale Agreement.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

                  Item 7 is hereby supplemented to include the filing of the following additional Exhibit:

                  6.       Stock Purchase Agreement and Plan of Merger, dated as

of December 3, 2001 (the "Sale Agreement"), by and among Tyco Healthcare Retail

Group, Inc.("Tyco Heathcare"), Tyco Healthcare Acquisition Corp.

("Acquisition"), Paragon, PTBA, CIP, Ontario and Citicorp North America, Inc.

("Citicorp"), including a Guarantee of Tyco International LTD.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 3, 2001

                                    PTB ACQUISITION COMPANY, LLC


                                    By: /s/ David C. Mariano
                                        ---------------------------------------
                                        Name:  David  C. Mariano
                                        Title: President and Treasurer


                                    WELLSPRING CAPITAL PARTNERS II, L.P.

                                    By: Wellspring Associate II, LLC,
                                        its general partner


                                    By: /s/ Greg S. Feldman
                                        ---------------------------------------
                                        Name:  Greg S. Feldman
                                        Title: Managing Member


                                    WELLSPRING CAPITAL MANAGEMENT, LLC


                                    By: /s/ Greg S. Feldman
                                        ---------------------------------------
                                        Name:  Greg S. Feldman
                                        Title: Managing Member


                                    /s/ Greg S. Feldman
                                    -------------------------------------------
                                                Greg S. Feldman

                                  EXHIBIT INDEX


     Page No.

--------------------------------------------------------------------------------
6. Stock Purchase Agreement and Plan of Merger, dated as of December 3, 2001 (the "Sale Agreement"), by and among Tyco Healthcare Retail Group, Inc.("Tyco Heathcare"), Tyco Healthcare Acquisition Corp. ("Acquisition"), Paragon, PTBA, CIP, Ontario and Citicorp North America, Inc. ("Citicorp"), including a Guarantee of Tyco International LTD.
--------------------------------------------------------------------------------